August 1, 2024

Julie Andrews
Chief Financial Officer
Orthofix Medical Inc.
3451 Plano Parkway
Lewisville, Texas 75056

       Re: Orthofix Medical Inc.
           Form 10-K For the fiscal year ended December 31, 2023
           Filed March 5, 2024
           File No. 000-19961
Dear Julie Andrews:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services